United States securities and exchange commission logo





                              June 24, 2024

       Albert Wong
       Chief Executive Officer
       Eastern International Ltd.
       Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
       Chuanhua Smart CenterScience and Technology City Block
       Xiaoshan Economic and Technological Development Zone
       Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

                                                        Re: Eastern
International Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 12,
2024
                                                            CIK No. 0002013320

       Dear Albert Wong:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 18, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Enforceability of Civil Liabilities, page 51

   1. We note your response to prior comment 7, including added disclosure that, among your executive officers and
directors, Albert Wong, Ching Hei Li, Chung Leung Cheung, Lin
                                                        Tan, Chun Pong (Colman)
Chiu and Shiu Wing Joseph Chow are residents of Hong Kong
                                                        or China. Please revise
to clarify which individuals are located in China, and which are located in Hong Kong.
Please also include a separate sub-section addressing the
                                                        enforceability of civil
liabilities in Hong Kong and revise your related risk factor at page
                                                        28 accordingly.
 Albert Wong
Eastern International Ltd.
June 24, 2024
Page 2
Compensation of Directors and Executive Officers, page 95

2. We note your response to prior comment 12. Please clarify whether any compensation paid to your executive officer for his services was paid pursuant to a bonus or profit-
       sharing plan, or in the form of stock options. If so, please provide the disclosure required by Item 6.B.(1)(a) and (b) of Form 20-F.
Principal Shareholders, page 99

3. We note your response to prior comment 13 and reissue it. You indicate here that your principal shareholders are those who beneficially own more than 5% of your Ordinary
       Shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise your disclosure, including your tabular disclosure, to include each class of the voting securities, including your preferred shares.
        Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                              Sincerely,
FirstName LastNameAlbert Wong
                                                              Division of
Corporation Finance
Comapany NameEastern International Ltd.
                                                              Office of Energy
& Transportation
June 24, 2024 Page 2
cc:       Jeffrey Li
FirstName LastName